Exhibit 6

Opinion, dated February 27, 2003, of Roberto Ulissi, Esq., Director General of the Ministry of

Economy and Finance of the Republic of Italy relating to the Republic’s $2,000,000,000 4.375%
Global Notes due June 15, 2013 and the Republic’s $2,000,000,000 5.375% Global Notes due June 15, 2033

February 27, 2003

Goldman Sachs International
Merrill Lynch International
Salomon Smith Barney Inc.
c/o Merrill Lynch International
     (as Representatives of the several Underwriters
     named in Schedule I hereto)
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
England

     Dear Sirs:

     As Director General – Head of Legal Affairs Directorate of the Treasury Department – Ministry of Economy and Finance, I have acted as counsel for the Ministry of Economy and Finance of the Republic of Italy (“Italy”) in connection with the issuance by Italy of US$ 2,000,000,000 aggregate principal amount of its 4.375% Notes due June 15, 2013 (the “US 2013 Notes”) and US$ 2,000,000,000 aggregate principal amount of its 5.375% Notes due June 15, 2033 (the “US 2033 Notes,” and together with the US 2013 Notes, the “Notes”) pursuant to the Underwriting Agreement, dated September 16, 1993 (the “Underwriting Agreement”), between Italy on the one hand and the parties thereto on the other hand, and the related Pricing Agreement, dated as of February 21, 2003 (the “Pricing Agreement”), between Italy and yourselves.

     All capitalized terms not defined herein have such definitions as are specified in the Underwriting Agreement. Any reference to the Fiscal Agency Agreement made herein shall be intended as made to the Fiscal Agency Agreement dated as of February 6, 2002, between Italy and Citibank, N.A. (the “Fiscal Agent”).

     This opinion is furnished to you pursuant to Section 7(c) of the Underwriting Agreement. This opinion is limited to the laws of Italy as currently interpreted and is given on the basis that it will be governed by and construed with them, and any liability which may arise in respect of it is governed by the laws of Italy.

     Based upon the foregoing, I am of the opinion that:

1.	The Notes have been duly authorized and executed in accordance with the laws of Italy and, assuming due authentication by the Fiscal Agent, have been duly and validly issued and delivered and, assuming their compliance with New York State law, constitute valid, legally binding, direct, unconditional and general obligations of Italy enforceable in accordance with their terms and entitled to the benefits of the Fiscal Agency Agreement, assuming its approval as required by state contract law; the full faith and credit of Italy is pledged for the due and punctual payment of the

Notes and for the performance of the obligations of Italy with respect thereto; and the Notes will rank pari passu, without any preference one over the other by reason of priority of date of issue, currency of payment or otherwise, with all other unsecured indebtedness of Italy in respect of money borrowed by Italy and guarantees given by Italy in respect of money borrowed by others.

2.	Neither the execution and delivery of the Underwriting Agreement, the Pricing Agreement, the Notes, the Fiscal Agency Agreement, nor the consummation of the transactions therein contemplated nor compliance with the terms and provisions thereof, including performance of each of the obligations contained in the Notes, will result in a breach of any of the terms, conditions or provisions of any treaty, convention, material agreement or material instrument to which Italy is a party or by which Italy is bound or constitute a default thereunder.

     A copy of this opinion may be given by you to the Fiscal Agent who may rely on it as if it were also addressed to them.

Very truly yours,

By:	/s/ Roberto Ulissi

Avv. Roberto Ulissi Director General Head of Legal Affairs Directorate Department of Treasury Ministry of Economy and Finance